UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. 1)*

Eagle Broadband, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

269437109

(CUSIP Number)

May 18, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

(Continued on the Following Pages)

(Page 1 of 4)

CUSIP No. 269437109	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Tail Wind Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

990,456

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

990,456

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

990,456

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 269437109	13G	Page 3 of 4 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of Eagle Broadband, Inc. beneficially owned by the Reporting Person specified herein as of May 23, 2006 and amends and supplements the Schedule 13G dated March 19, 2006 and filed by the Reporting Person on March 29, 2006 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Subject to the Ownership Limitation (defined below), The Tail Wind Fund Ltd. (“Tail Wind”) owns a total of 1,489,309 shares of Common Stock, including (i) 627,240 shares of Common Stock issued to Tail Wind on May 18, 2006 pursuant to a settlement agreement between the issuer and Tail Wind dated as of February 15, 2006, and (ii) 862,069 shares of Common Stock into which a Convertible B Note (“Convertible B Note”) for $1,750,000 is convertible as of May 23, 2006 assuming a conversion price of $2.03, which Convertible B Note was previously issued pursuant to such settlement agreement.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Reporting Person's Convertible B Note is convertible is limited, pursuant to the terms of such instrument, to that number of shares of Common Stock which would result in the Reporting Person having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause the Reporting Person's beneficial ownership to exceed the Ownership Limitation.

Therefore, in accordance with the Ownership Limitation, Tail Wind, based upon 9,641,392 shares of common stock outstanding, beneficially owns 990,456 shares of Common Stock and disclaims beneficial ownership of 498,853 shares of Common Stock as of May 23, 2006.

(b)	Percent of class:

Tail Wind’s beneficial ownership of 990,456 shares of Common Stock constitutes 9.9% of all the outstanding shares of Common Stock, based upon 9,014,152 shares of Common Stock outstanding as of May 15, 2006 as reported by the issuer, plus 627,240 shares of Common Stock issued to Tail Wind on May 18, 2006, plus 363,216 shares of Common Stock into which the Convertible B Note is convertible.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

990,456

(ii)	Shared power to vote or to direct the vote

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of

990,456

(iv)	Shared power to dispose or to direct the disposition of

Not applicable.

CUSIP No. 269437109	13G	Page 4 of 4 Pages

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: May 23, 2006	THE TAIL WIND FUND LTD.

By:	/s/ Andrew P. MacKellar

Andrew P. MacKellar, Director